CUSIP No. 02156B103	Page 1 of 18 Pages
SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Alteryx, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02156B103
(CUSIP Number)

Blair Flicker
General Counsel
Insight Venture Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
212-230-9200

With a copy to:
Gordon R. Caplan
Matthew J. Guercio
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156B103	Page 2 of 18 Pages

SCHEDULE 13D
CUSIP No. – 02156B103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners VIII, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNiDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,202,698 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,202,698 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,202,698 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3% (1)(2)(3)
14		TYPE OF REPORTING PERSON PN
(1) Consists of 209,429 shares of Class A common stock (“Class A Common Stock”) of Alteryx, Inc. (the “Issuer”) and 3,993,269 shares of Class B common stock (“Class B Common Stock”) of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 3,993,269 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 3 of 18 Pages

SCHEDULE 13D
CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners (Cayman) VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,087,116 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,087,116 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,116 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8% (1)(2)(3)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 54,173 shares of Class A Common Stock of the Issuer and 1,032,943 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 1,032,943 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 4 of 18 Pages

SCHEDULE 13D
CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners (Delaware) VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,332,967 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,332,967 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,332,967 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (1)(2)(3)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 66,424 shares of Class A Common Stock of the Issuer and 1,266,543 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 1,266,543 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 5 of 18 Pages

SCHEDULE 13D
CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners VIII (Co-Investors), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,989 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 149,989 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)(2)(3)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 7,474 shares of Class A Common Stock of the Issuer and 142,515 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 142,515 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 6 of 18 Pages
SCHEDULE 13D
CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners Coinvestment Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,929,138(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,929,138(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,929,138(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (1)(2)(3)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 195,796 shares of Class A Common Stock of the Issuer and 3,733,342 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 3,733,342 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 7 of 18 Pages
SCHEDULE 13D
CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,843,637 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,843,637 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,843,637 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (1)(2)(3)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 141,704 shares of Class A Common Stock of the Issuer and 2,701,933 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 2,701,933 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 8 of 18 Pages
SCHEDULE 13D
CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,772,770 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,772,770 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,772,770 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)(2)(3)
14	TYPE OF REPORTING PERSON PN
(1) Consists of 337,500 shares of Class A Common Stock of the Issuer and 6,435,270 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 6,435,270 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 9 of 18 Pages

SCHEDULE 13D
CUSIP No. – 02156B103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Associates VIII, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,772,770 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,772,770 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,772,770 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)(2)(3)
14		TYPE OF REPORTING PERSON CO

(1) Consists of 337,500 shares of Class A Common Stock of the Issuer and 6,435,270 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 6,435,270 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 10 of 18 Pages

SCHEDULE 13D
CUSIP No. – 02156B103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Associates Coinvestment III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,772,775 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,772,775 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,772,775 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)(2)(3)
14		TYPE OF REPORTING PERSON PN

(1) Consists of 337,500 shares of Class A Common Stock of the Issuer and 6,435,275 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 6,435,275 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 11 of 18 Pages

SCHEDULE 13D
CUSIP No. – 02156B103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Venture Associates Coinvestment III, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,772,775 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,772,775 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,772,775 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (1)(2)(3)
14		TYPE OF REPORTING PERSON CO

(1) Consists of 337,500 shares of Class A Common Stock of the Issuer and 6,435,275 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 6,435,275 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 12 of 18 Pages

SCHEDULE 13D
CUSIP No. – 02156B103
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insight Holdings Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,545,545 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,545,545 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,545,545 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4% (1)(2)(3)
14		TYPE OF REPORTING PERSON OO

(1) Consists of 675,000 shares of Class A Common Stock of the Issuer and 12,870,545 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights.  Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, as reported on the Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on March 8, 2018, and (ii) 12,870,545 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 13 of 18 Pages

This amends and supplements (the “Amendment”) the Schedule 13D dated April 7, 2017, as previously amended on January 18, 2018 (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission by Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“IVP VIII”), Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman VIII”), Insight Venture Partners (Delaware) VIII, L.P, a Delaware limited partnership (“IVP Delaware VIII”), Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP VIII Co-Investors” and collectively with IVP VIII, IVP Cayman VIII and IVP Delaware VIII, the “Insight VIII Funds”), Insight Venture Partners Coinvestment Fund III, L.P., a Cayman Islands exempted limited partnership (“IVP Coinvestment III”), Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., a Delaware limited partnership (“IVP Coinvestment Delaware III” and collectively with IVP Coinvestment III, the “Insight Coinvestment Funds” and together with the Insight VIII Funds, the “Insight Funds”), Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (“IVA VIII”), Insight Venture Associates VIII, Ltd., a Cayman Islands exempted company (“IVA VIII Ltd”), Insight Venture Associates Coinvestment III, L.P., a Cayman Islands exempted limited partnership (“IVA III”), Insight Venture Associates Coinvestment III, Ltd., a Cayman Islands exempted corporation (“IVA III, Ltd”) and Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings” and collectively with the foregoing entities in this paragraph, the “Reporting Persons”)
The purpose of this amendment is to report a greater than 1% change in ownership of the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Shares”) by certain of the Reporting Persons.

Item 1. Security and Issuer.
No amendments are being made to Item 1 of the Amendment.
Item 2. Identity and Background.
No amendments are being made to Item 2 of the Amendment.
Item 3.  Source or Amount of Funds or Other Consideration.
No amendments are being made to Item 3 of the Amendment.
Item 4.  Purpose of the Transaction.
No amendments are being made to Item 4 of the Amendment.
Item 5. Interest in Securities of the Issuer.
Item 5(a) and (b) are amended as follows:
Each share of Class B Common Stock is convertible at any time by the holder thereof into one share of Class A Common Stock. Percentages in this Amendment are calculated in accordance with the rules of the SEC based on the quotient obtained by dividing (i) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the applicable Reporting Person by (ii) the sum of (A) 27,669,778 shares of Class A Common Stock outstanding as of December 31, 2017, and (B) the number of shares of Class B Common Stock beneficially owned by the applicable Reporting Person. Any conversion of Class B Common Stock into Class A Common Stock will be made pro rata among the Reporting Persons. The aggregate number of shares of Class B Common Stock beneficially owned by the applicable Reporting Person as set forth in clauses “(i)” and “(ii)” of this sub-clause (a) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the applicable Reporting Person for purposes of this Schedule 13D. To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person (as defined in the Schedule 13D).

CUSIP No. 02156B103	Page 14 of 18 Pages

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class

Insight Venture Partners VIII, L.P.	4,202,698	13.3%
Insight Venture Partners (Cayman) VIII, L.P.	1,087,116	3.8%
Insight Venture Partners (Delaware) VIII, L.P.	1,332,967	4.6%
Insight Venture Partners VIII (Co-Investors), L.P.	149,989	0.5%
Insight Venture Partners Coinvestment Fund III, L.P.	3,929,138	12.5%
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	2,843,637	9.4%
Insight Venture Associates VIII, L.P.	6,772,770*	19.9%*
Insight Venture Associates VIII, Ltd.	6,772,770*	19.9%*
Insight Venture Associates Coinvestment III, L.P.	6,772,775*	19.9%*
Insight Venture Associates Coinvestment III, Ltd.	6,772,775*	19.9%*
Insight Holdings Group, LLC	13,545,545*	33.4%*

(b)  Sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of the Shares:
Reporting Person	Sole Power to Vote/Direct Disposition	Shared Power to Dispose/Direct the Disposition

Insight Venture Partners VIII, L.P.	4,202,698	0
Insight Venture Partners (Cayman) VIII, L.P.	1,087,116	0
Insight Venture Partners (Delaware) VIII, L.P.	1,332,967	0
Insight Venture Partners VIII (Co-Investors), L.P.	149,989	0
Insight Venture Partners Coinvestment Fund III, L.P.	3,929,138	0
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	2,843,637	0
Insight Venture Associates VIII, L.P.	0	6,772,770*
Insight Venture Associates VIII, Ltd.	0	6,772,770*
Insight Venture Associates Coinvestment III, L.P.	0	6,772,775*
Insight Venture Associates Coinvestment III, Ltd.	0	6,772,775*
Insight Holdings Group, LLC	0	13,545,545*

*Holdings is the sole shareholder of IVA VIII Ltd, which in turn is the general partner of IVA VIII, which in turn is the general partner of each of the Insight VIII Funds. Accordingly, the number of shares listed as owned by each of the Insight VIII Funds may be deemed to be beneficially owned by Holdings, IVA VIII Ltd and IVA VIII. Holdings is the sole shareholder of IVA III, Ltd, which in turn is the general partner of IVA III which in turn is the general partner of each of the Insight Coinvestment Funds. Accordingly, the number of shares listed as owned by each of the Insight Coinvestment Funds may be deemed to be beneficially owned by Holdings, IVA III, Ltd and IVA III. The foregoing is not an admission by any of Holdings, IVA VIII Ltd, IVA VIII, IVA III, Ltd or IVA III that it (i) is the beneficial owner of the shares held by the Insight Funds, or (ii) has a pecuniary interest in the shares held by the Insight Funds except to the extent of its economic interest in such shares.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares for purposes of Section 13(d) of the Act or for any other purpose.
(c) No amendments are being made to clause (c) of Item 5 of the Amendment.
(d) No amendments are being made to clause (d) of Item 5 of the Amendment.
(e) No amendments are being made to clause (e) of Item 5 of the Amendment.

CUSIP No. 02156B103	Page 15 of 18 Pages
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No amendments are being made to Item 6 of the Amendment.
Item 7. Material to Be Filed as Exhibits.
No amendments are being made to Item 7 of the Amendment.

CUSIP No. 02156B103	Page 16 of 18 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  March 12, 2018

INSIGHT VENTURE PARTNERS VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By: Insight Venture Associates VIII, L.P., its general partner
By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

CUSIP No. 02156B103	Page 17 of 18 Pages

INSIGHT VENTURE PARTNERS COINVESTMENT FUND III, L.P.

By: Insight Venture Associates Coinvestment III, L.P., its general partner
By: Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE PARTNERS COINVESTMENT FUND (DELAWARE) III, L.P.

By: Insight Venture Associates Coinvestment III, L.P., its general partner
By: Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, L.P.

By: Insight Venture Associates VIII, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, LTD.

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, L.P.

By: Insight Venture Associates Coinvestment III, Ltd., its general partner

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

CUSIP No. 02156B103	Page 18 of 18 Pages

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, LTD.

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
Name: Blair Flicker
Title: Authorized Signatory